Exhibit 3.1

Amendment to Article of 11 of the Company's Bylaws:

"SECTION 11.4.   <u>Certain Acquisitions by Fiduciaries.</u>   The provisions of NRS 78.378 to NRS 78.3793 do not apply to (i) an Acquisition by a person acting in a fiduciary capacity from another person acting in a fiduciary capacity for the same beneficiaries [and pursuant to the same instrument] or (ii) an Acquisition by the spouse of a person acting in a fiduciary capacity or by a relative of such fiduciary within the first, second or third degree of consanguinity, provided that such Acquisition is pursuant to the instrument creating such fiduciary relationship. "Acquisition has the meaning set forth in NRS 78.3783, and the term "fiduciary" has the meaning set forth in the Uniform Fiduciaries Act as adopted in the State of Nevada."